Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated February 21, 2014, with respect to the financial statements of Sabine Pass Liquefaction, LLC as of December 31, 2013, and for each of the two years in the period ended December 31, 2013, included in the Registration Statement (Form S-4) and related Prospectus of Sabine Pass Liquefaction, LLC for the exchange of up to $2,000,000,000 aggregate principal amount of registered 5.625% Senior Secured Notes due 2025 for any and all of the $2,000,000,000 aggregate principal amount of unregistered 5.625% Senior Secured Notes due 2025 that were issued on March 3, 2015.

/s/ Ernst & Young LLP
Ernst & Young LLP

Houston, Texas
November 25, 2015